Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Frequently Asked Questions

Q:	Why are Exelon and Constellation merging, and why now?

A:	This merger brings together the number one competitive energy provider, one of the industry’s cleanest and lowest cost power generation fleets, and one of the largest customer bases in the United States. The new company will bring clean power and competitive prices to millions of customers. The power industry faces new environmental and clean energy development requirements and new areas of growth over the next few years, including expansion of competitive energy markets and increasing customer demand for clean energy products and services. Both Exelon and Constellation are committed to competitive markets and sustainability and together will be in a stronger position to advance those opportunities.

Q.	What’s the strategic vision and key benefits for growing the business?

A.	The combined company will have enhanced scale and financial strength to support profitable growth as the nation’s number one competitive energy provider. Constellation’s industry-leading customer-facing business will help to optimize the value of the combined company’s leading, low cost environmentally advantaged generation fleet, and vice versa to enhance our opportunity for profitable growth.

We see increased growth opportunities with commercial and industrial customers in states with competitive electricity and gas markets. Our scale and ability to match generation and customer demand in competitive markets will result in greater efficiency and ability to expand our business. We will also be well-positioned to make the most of a changing regulatory environment that favors clean generation sources. The combined enterprise expects to increase investment and drive growth in the next wave of clean generation and sustainable products and services. And we remain well-positioned for upside from future power market recovery driven by economic growth and supply and demand trends.

The new company is expected to have a stronger, more flexible and efficient financial profile to support growth, including a stronger balance sheet, better credit metrics and manageable debt maturities with ample sources of liquidity. We also see opportunities to optimize the combined enterprise’s investment and liquidity needs in a capital intensive industry, and to realize operational efficiencies with run-rate synergies projected at $260 million.

Q:	How does the transaction benefit shareholders and what are the financial terms?

A:	This transaction offers clear financial upside for both sets of shareholders. It is anticipated to be neutral to the combined company’s adjusted earnings and cash flow beginning in 2012 and accretive to EPS by more than 5 percent in 2013.

The market capitalization of the combined company will be $34 billion with an enterprise value of $52 billion. Following completion, Exelon shareholders will own approximately 78 percent of the combined company and Constellation shareholders approximately 22 percent on a fully diluted basis.

Under the agreement, Constellation’s shareholders will receive 0.930 shares of Exelon common stock in exchange for each share of Constellation common stock. Based on Exelon’s closing share price on April 27, 2011, Constellation shareholders will receive a value of $38.59 per share, or $7.9 billion in total equity value.

The exchange ratio represents an 18.1 percent premium to the 30-day average closing stock prices of Exelon and Constellation as of April 27, 2011. In addition, the deal provides Constellation shareholders with an exchange ratio-adjusted dividend uplift of $0.99 per share, or 103 percent.

Q:	How will retail/wholesale customers benefit from the transaction?

A:	Constellation’s industrial and commercial customers are expected to benefit from the combined organization’s ability to offer longer-term contracts, more competitive prices and expanded retail offerings as the cost efficiencies of our scale are fully realized. Exelon has an abundant clean energy supply, something other retailers in the energy industry can’t match.

Increased scale and financial strength will help bring more clean energy supply to more customers. The combined company will be in a position to expand its competitive energy business supported by a low cost base, operational efficiencies and investment in innovation, including expansion of renewable and green product and service offerings.

Q.	How will customers at BGE, ComEd and PECO benefit from the transaction?

A.	While ComEd, PECO and BGE will remain standalone organizations in Illinois, Pennsylvania, and Maryland, the transaction with enable them to share best practices.

Q:	How will Maryland benefit from this transaction?

A.	The merger will bring a package of benefits valued at more than $250 million to the State of Maryland, the City of Baltimore and BGE residential gas and electric customers.

Specifically, two growing parts of the combined corporation will be headquartered in Baltimore. Exelon’s Power Team will be combined with Constellation’s power marketing and retail/wholesale business under the Constellation brand. This customer-driven business is expected to be the major growth engine of the new company. In addition, Baltimore will be home to both companies’ renewable energy businesses. To house these operations, the new company intends to build or substantially renovate a state-of-the-art Leadership in Energy and Environmental Design (LEED) corporate office center in Baltimore.

The transaction will also benefit Maryland’s economy and energy infrastructure: $5 million will be provided for the State of Maryland’s Electric Universal Service Program (EUSP); $4 million will be provided to support the objectives of the EmPower Maryland Energy Efficiency Act; $10 million will be provided to help spur development of electric vehicle infrastructure in Maryland; and more than $50 million will be invested to develop 25 megawatts of renewable energy in the state. Along with a $100 rate credit that will be provided to each BGE residential customer, the total benefits will be more than $250 million.

Q:	How will BGE customers, in particular, benefit from this transaction?

A:	BGE will remain a standalone organization, like Exelon’s ComEd and PECO utilities. BGE’s gas and electric operations will continue to be managed from BGE’s headquarters in Baltimore, and jobs at the utility will be unaffected by the merger for at least two years after the transaction closes.

As noted above, BGE residential customers will also benefit from a $100 credit, to be credited on each customer’s bill within 90 days after closing of the merger.

Finally, BGE customers can expect to benefit from the sharing of best practices among the combined company’s three utilities, especially as it relates to continued enhancements in safety, reliability, efficiency and customer service.

Q:	Will BGE, PECO or ComEd customer dollars be used to pay for this transaction?

A:	No customer/ratepayer dollars will be used to finance this transaction.

Q:	Will there be jobs cut at the corporate level or within other operating companies?

A:

The transaction is primarily driven by strategic fit, rather than synergies. However, part of the rationale for most mergers, including this one, is to improve organizational efficiency by reducing overlapping or redundant functions. Accordingly, some consolidation of positions will occur at the corporate levels, from integrating the two companies’ trading platforms, on eliminating open positions, and taking advantage of attrition and voluntary departures. At this early point in the process, however, we are not able to provide a specific number as to reductions or gains.

BGE jobs will be unaffected by the merger for at least two years after the transaction closes. Likewise, we do not anticipate job reductions as a result of the merger at ComEd or PECO, at Exelon’s nuclear plants, or at plants related to CENG (Constellation’s nuclear joint venture with EDF).

Q:	What about the potential for job growth in Maryland?

A.	The combination of the companies’ commercial business units will lead to the relocation of positions into Baltimore headquarters. Hundreds more jobs will be created in the near term with respect to planning and building the new headquarters building in Baltimore, and in developing electric vehicle infrastructure and 25 megawatts of renewable energy in Maryland.

Q:	What will be the name of the new company? How will the new company be structured? Where will the corporate headquarters and individual operating company headquarters be located?

A:	The new company will retain the Exelon name. The combined company will maintain a substantial presence in Illinois, Pennsylvania and Maryland.

Following the close of the transaction, the combined company will retain the Exelon name and be headquartered in Chicago. In addition to the corporate headquarters, Illinois will continue to be home to ComEd and Exelon Business Services Company (both in Chicago), as well as the Midwest regional headquarters for Exelon Nuclear (in Warrenville).

Pennsylvania will continue to be home to headquarters for PECO (in Philadelphia) and Exelon Power (in Kennett Square). Exelon Nuclear’s headquarters will also be located at Kennett Square.

Exelon’s and Constellation’s commercial operations will be consolidated under the Constellation brand and be headquartered in Baltimore. The combined renewables business will also be headquartered in Baltimore. BGE will retain its Baltimore headquarters, as will CENG.

The companies’ utility operations at ComEd, PECO and BGE will continue to operate as standalone organizations.

Q:	Who will comprise the executive management team of the new company?

A:	John W. Rowe, Exelon’s current chairman and CEO, will be retiring upon the closing of the transaction. Christopher M. Crane, currently president and COO of Exelon, will serve as president and CEO of the combined company. Mayo A. Shattuck III, currently chairman, president, and CEO of Constellation, will serve as executive chairman. The companies expect to announce the senior management team reporting to Crane by the end of the next quarter. As those leaders design their organizations, further announcements will be made before the transaction closes. Executives from both companies will continue in their current roles until the transaction closes.

Q:	What is the business/operational profile of the new company?

A:	This merger creates the nation’s number one competitive energy provider with one of the industry’s cleanest and lowest cost power generation fleets and one of the largest customer bases in the United States.

The combined company will be:

•

Number one competitive energy products and services supplier by load (about 165 terawatt-hours) and customers (about 35,000 commercial and industrial and millions of households through retail and wholesale sales) across 38 states, the District of Columbia, and the Canadian provinces of Alberta and Ontario.

•	Number two residential electricity and gas distribution company, serving 6.6 million customers in Maryland, Illinois and Pennsylvania.

•	Number one competitive power generator (more than 34 gigawatts of power generation and 226 terawatt-hours of expected output), including the nation’s largest nuclear fleet (nearly 19,000 megawatts).

•

One of the nation’s cleanest power generation fleets (about 55 percent nuclear, 24 percent natural gas and 8 percent renewable/hydro) and a leadership position in commercial solar energy development, energy efficiency and demand response services.

Q:	How is the new company positioned within changing market conditions and environmental regulations?

A:	Both companies have a demonstrated commitment to sustainability and will retain their clean energy profile. The combined company (net of market power mitigation) is expected to be 87 percent clean generation (including nuclear, hydroelectric, wind, and natural gas) and is well positioned in a changing regulatory environment that favors clean generation sources.

The combined companies’ increased scale and financial strength will also help to manage the risk of power price movements and take advantage of the market recovery.

Q:	How does this merger position the new company relative to nuclear power in the US?

A:	The combined company will have the nation’s largest nuclear fleet with nearly 19,000 megawatts of nuclear capacity.

Q:	When do you expect to close on the transaction?

A:	Early in the first quarter of 2012. The timing of closing depends upon obtaining the necessary shareholder and regulatory approvals. The regulatory approvals process is expected to begin very shortly. We anticipate that the company will be able to obtain the necessary regulatory approvals in approximately eight to nine months.

Q:	What will be the process for integrating the two companies? How long will it take?

A:	Ron DeGregorio, a senior vice president with Exelon Corporation, has been named Chief Integration Officer. Steve Woerner, vice president and Chief Information Officer for Constellation and BGE senior vice president, will lead integration on the Constellation side. The integration team will be made up of leads and participants from both companies in each functional area and business unit. They will analyze current processes, systems, and structures in their respective areas and develop plans for integration. A full timeline for integration will be shared as soon as it is finalized. The integration plan will be implemented after the transaction closes and is expected to take up to three years for some parts of the company.

Q:	What approvals are required to complete this transaction?

A:	In addition to the shareholders of both companies, a variety of parties will have jurisdiction over this combination, including the Federal Energy Regulatory Commission, the Department Justice, the Nuclear Regulatory Commission and the states of Maryland, New York and Texas. Illinois and Pennsylvania are not required to approve the merger; however we are conducting outreach with legislative and regulatory leaders in those states as well. We expect that we will receive the required approvals in a timely manner.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www. sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/ prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

© Exelon Corporation, 2011
© Constellation Energy Group, 2011	exelonconstellationmerger.com